November 27, 2006

Jeffrey C. Thacker
Jeff.Thacker@hellerehrman.com
Direct +1.858.450.5765
Via EDGAR	Direct Fax +1.858.587.5920
Via Federal Express	Main +1.858.450.8400
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:	Artes Medical, Inc. Amendment No. 3 to Registration Statement on Form S-1, filed November 7, 2006 File No. 333-134086
Dear Mr. Riedler:
     We are submitting this letter on behalf of Artes Medical, Inc. (the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 20, 2006 (the “SEC Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-134086), as amended by Amendment No. 3 filed on November 7, 2006 (the “Registration Statement”). Concurrently herewith, we are filing with the Commission Amendment No. 4 to the Registration Statement (“Amendment No. 4”) on behalf of the Company.
     For your convenience, enclosed is a copy of Amendment No. 4, marked to show changes from the most recent amendment (Amendment No. 3) to the Registration Statement. The changes were made primarily in response to the Staff’s comment in the SEC Comment Letter and to include pricing and related financial and capitalization information based on an assumed offering price of $13.00 per share and assuming the completion of a 1-for-4.25 reverse split of the Company’s outstanding common stock immediately prior to the closing of the offering.
     The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed copy of Amendment No. 4. All factual representations in this letter are based upon information provided to us.
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Heller Ehrman LLP  4350 La Jolla Village Drive, 7th Floor  San Diego, CA  92122-1246  www.hellerehrman.com
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Jeffrey P. Riedler November 27, 2006 Page 2
Graphics
1.	Please revise your graphic on top of the first page to disclose that while ArteFill has received FDA approval you have yet to commence commercial sales of ArteFill.
     Response: The Company acknowledges the Staff’s comment and has revised the graphic on the top of the first page to indicate that the Company has not yet commenced commercial sales of ArteFill.
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     Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 450-5765. Thank you very much for your assistance with this matter.

Very truly yours, /s/ Jeffrey C. Thacker Jeffrey C. Thacker

Encl.

cc:	Sonia Barros John Krug Vanessa Robertson Oscar Young Diane S. Goostree (w/o encl.) Peter C. Wulff (w/o encl.)